Exhibit 99.1

Höegh LNG Partners LP Common Unitholders Approve Merger at Special Meeting

HAMILTON, Bermuda, September 20, 2022 -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announces that at a special meeting held today, the Partnership’s common unitholders voted on and approved the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 25, 2022, by and among Höegh LNG Holdings Ltd. (“Höegh LNG”), Hoegh LNG Merger Sub LLC, Höegh LNG Partners LP and Höegh LNG GP LLC, and the merger contemplated thereby (the “Merger”). Pursuant to the Merger Agreement, Höegh LNG has agreed to acquire all of the outstanding common units of the Partnership (other than those held by Höegh LNG) for $9.25 per unit in cash.

The Merger is expected to close on or about September 23, 2022.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the Merger may not be consummated at the anticipated time or at all or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the U.S. Securities and Exchange Commission (the “SEC”), which include, but are not limited to, those found in (i) the Partnership’s Proxy Statement filed as Exhibit (a)(1) to Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the SEC on August 25, 2022, and (ii) the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022.

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

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